Exhibit 99.162

For Immediate Release	June 3, 2021

The Valens Company Enters Flower, Pre-Roll Categories and Introduces New Edibles and Concentrates Products in Partnership With Verse Cannabis

Various new products launched under Verse Originals and Verse Concentrates lines across Canada

Kelowna, B.C., June 3, 2021 – The Valens Company Inc. (TSX: VLNS) (OTCQX: VLNCF) (the “Company,” “The Valens Company” or “Valens”), a leading manufacturer of cannabis products, today announced that it has launched several new products in partnership with Verse Cannabis (“Verse”) in the flower, pre-roll, concentrates, and edibles categories. With the continued launch of next-generation, high quality cannabis products across various categories, Valens continues to partner with Verse to further its mission to provide all Canadians with best-in-class formulations in innovative formats at value price points.

The new products launched under the Verse Originals line include BC God Bud Flower, Dreamweaver Pre-Rolls and Amp Pre-Roll, in addition to the Double Chocolate Brownie – one of the first confectionery products of its kind to hit the Canadian recreational market. Additionally, the newly launched Killer Kush Live Terp Vape Cartridge and Hash will be available as part of the Verse Concentrates offering. The launch of these new products marks Valens’ entry into the flower and pre-roll categories, an offering expansion at the request of its customer base which is represented by many leading cannabis companies in the country. Additionally, the Company has expanded its concentrates product offering in the market to include hash and live terp vape cartridges.

“With these new additions to the Verse Originals and Verse Concentrates lines, Valens now has products across all cannabis categories in the Canadian recreational market,” said Tyler Robson, Chief Executive Officer, Co-Founder and Chair of The Valens Company. “With our proven ability to create innovative products across all categories, we have not only increased our total addressable market in Canada, but now hold the capability to increase partnership opportunities with our enhanced product offering, reach more consumers with our expanded distribution network, and elevate both the quality and value of products in the Canadian market today.”

Verse Originals

Verse Originals dried cannabis products are formulated using premium BC grown bud, available at an attractive price point without sacrificing quality.

BC God Bud Flower

Offered in a 28g pouch, the indica-dominant flower originates from the Purple Kush lineage and features tropical fruit flavours with undertones of berry, lavender and pine. BC God Bud Flower is expected to be available in Alberta, British Columbia, Manitoba, Saskatchewan and New Brunswick in the coming weeks, and Ontario in the third quarter of 2021.

BC Dreamweaver Pre-Rolls

Housed in a recyclable metal tin, the 10-pack indica-dominant 0.35g pre-rolls are flavoured with hints of citrus and tastes of fresh, earth berries from the OG Kush lineage. The BC Dreamweaver Pre-Rolls are expected to be available in the coming weeks in Alberta, British Columbia, Manitoba, New Brunswick and Saskatchewan, and coming to Ontario in the third quarter of 2021.

Amp Pre-Roll

Carefully milled, mixed and packed for an enjoyable steady burn, the 1g Amp Pre-Roll contains a uniquely curated blend of complementary strains with an energetic, intense and vibrant flavouring. Each pre-roll is machine slim-rolled using proprietary technology containing moisture sensors and a weight system to ensure product consistency, size and shape within the manufacturing process. Packaged in a convenient, reusable flip top single package, the Amp Pre-Roll is expected to be available in Alberta, British Columbia and Saskatchewan in the coming weeks and coming to Manitoba in the third quarter of 2021.

The Valens Company
230 Carion Rd
Kelowna, BC V4V 2K
5 T. +1.778.755.0052
www.thevalenscompany.com

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Double Chocolate Brownie

Following the success of the Baked Apple and Sour Medley Soft Chews introduced to the market in the first quarter of 2021, Verse Cannabis has launched its third edible product under the Verse Originals line, the Double Chocolate Brownie. Infused with a decadent chocolate ganache and expertly crafted by the team at LYF Food Technologies, the 1-unit x 10mg Double Chocolate Brownie is one of the first confectionery products of its kind to be available in the Canadian recreational market. The Double Chocolate Brownie is expected to be available in Ontario in the third quarter of 2021 as part of a growing selection of soft chews and confectionery products from Verse Cannabis.

Verse Concentrates

The Verse Concentrates premium line of solventless concentrates continues to expand to include two new formats created with traditional techniques to ensure exceptional quality and remarkable consistency in the manufacturing process.

Killer Kush Live Terp Vape Cartridge

The first to launch in a series of Live Terp products from Verse Concentrates, the Killer Kush Live Terp Vape Cartridge is curated using a specialized method of CO2 extraction to carefully remove the complete terpene rich profile of fresh, flash-frozen ultra-premium and BC sun grown Killer Kush cannabis. Through this process, the fresh live terpene and cannabis profile of the strain is maximized, translating the essence of the living plant into an extract comprised of exotic notes and deep profiles. Now available in Alberta, British Columbia and Saskatchewan, the Killer Kush Live Terp Vape Cartridge is expected to be coming soon to Ontario, Manitoba and New Brunswick.

Hash

With a dense but pliable consistency, Verse Hash contains a unique mix of terpenes that deliver a bold nose of earthy, pine with light peppery undernotes. Verse Hash is offered in a convenient 2g format packaged in a resealable pouch for freshness, and is expected to be available in Alberta, British Columbia and Saskatchewan in the coming weeks.

At Valens, it’s Personal.

About The Valens Company

The Valens Company is a leading manufacturer of cannabis products with a mission to bring the benefits of cannabis to the world. The Company provides proprietary cannabis processing services across five core technologies, in addition to best-in-class product development, formulation and manufacturing of cannabis consumer packaged goods. The Valens Company’s high-quality products are exclusively formulated for the medical, therapeutic, health and wellness, and recreational consumer segments, and are offered across numerous product formats, including oils, vapes, concentrates, edibles and topicals, as well as pre-rolls, with a focus on next-generation product development and innovation. Its breakthrough patented emulsification technology, SōRSE™ by Valens, converts cannabis oil into water-soluble emulsions for seamless integration into a variety of product formats, allowing for near-perfect dosing, stability, and taste. In partnership with brand houses, consumer packaged goods companies and licensed cannabis producers around the globe, the Company continues to grow its diverse product portfolio in alignment with evolving cannabis consumer preferences in key markets. Through its wholly owned subsidiary Valens Labs Ltd., the Company is setting the standard in cannabis testing and research and development with Canada’s only ISO17025 accredited analytical services lab, named The Centre of Excellence in Plant-Based Science by partner and scientific world leader Thermo Fisher Scientific. Discover more on The Valens Company and its subsidiaries at https://thevalenscompany.com.

For further information, please contact:

Jeff Fallows

The Valens Company

The Valens Company
230 Carion Rd
Kelowna, BC V4V 2K
5 T. +1.778.755.0052
www.thevalenscompany.com

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Investor Relations
ir@thevalenscompany.com
1 647.956.8254

KCSA Strategic Communications
Phil Carlson / Elizabeth Barker
VLNS@kcsa.com

1 212.896.1233 / 1 212.896.1203

Media

KCSA Strategic Communications
Anne Donohoe
adonohoe@kcsa.com

1 212.896.1265

Notice regarding Forward Looking Statements

All information included in this press release, including any information as to the future financial or operating performance and other statements of The Valens Company that express management’s expectations or estimates of future performance, other than statements of historical fact, constitute forward-looking information or forward- looking statements within the meaning of applicable securities laws and are based on expectations, estimates and projections as of the date hereof. Forward-looking statements are included for the purpose of providing information about management’s current expectations and plans relating to the future. Wherever possible, words such as “plans”, “expects”, “scheduled”, “trends”, “forecasts”, “future”, “indications”, “potential”, “estimates”, “predicts”, “anticipate”, “to establish”, “believe”, “intend”, “ability to”, or statements that certain actions, events or results “may”, “should”, “could”, “would”, “might”, “will”, or are "likely" to be taken, occur or be achieved, or the negative of these words or other variations thereof, have been used to identify such forward-looking information. Specific forward- looking statements include, without limitation, all disclosure regarding future results of operations, future outcomes of transactions, economic conditions, and anticipated courses of action. Investors and other parties are advised that there is not necessarily any correlation between the number of SKUs manufactured and shipped and revenue and profit, and undue reliance should not be placed on such information.

The risks and uncertainties that may affect forward-looking statements include, among others, Canadian regulatory risk, Australian regulatory risk, U.S. regulatory risk, U.S. border crossing and travel bans, the uncertainties, effects of and responses to the COVID-19 pandemic, reliance on licenses, expansion of facilities, competition, dependence on supply of cannabis and reliance on other key inputs, dependence on senior management and key personnel, general business risk and liability, regulation of the cannabis industry, change in laws, regulations and guidelines, compliance with laws, limited operating history, vulnerability to rising energy costs, unfavourable publicity or consumer perception, product liability, risks related to intellectual property, product recalls, difficulties with forecasts, management of growth and litigation, many of which are beyond the control of The Valens Company. For a more comprehensive discussion of the risks faced by The Valens Company, and which may cause the actual financial results, performance or achievements of The Valens Company to be materially different from estimated future results, performance or achievements expressed or implied by forward-looking information or forward-looking statements, please refer to The Valens Company’s latest Annual Information Form filed with Canadian securities regulatory authorities at www.sedar.com or on The Valens Company’s website at www.thevalenscompany.com. The risks described in such Annual Information Form are hereby incorporated by reference herein. Although the forward-looking statements contained herein reflect management's current beliefs and reasonable assumptions based upon information available to management as of the date hereof, The Valens Company cannot be certain that actual results will be consistent with such forward-looking information. The Valens Company cautions you not to place undue reliance upon any such forward-looking statements. The Valens Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by applicable law. Nothing herein should be construed as either an offer to sell or a solicitation to buy or sell securities of The Valens Company.

The Valens Company
230 Carion Rd
Kelowna, BC V4V 2K
5 T. +1.778.755.0052
www.thevalenscompany.com

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